UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.   1)

ENERGY HOLDINGS, INTERNATIONAL, INC.
 (Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

292693108
 (CUSIP Number)

JALAL ALGHANI
21118 CRYSTAL GREENS DRIVE
KATY, TX 77450
713.493.9119
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

SEPTEMBER 14,  2009
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292693108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JALAL ALGHANI

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization – United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 3,200,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power - 3,200,000

	10	Shared Dispositive Power –-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person –3,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer
Common Stock, par value $.001 of Energy Holdings International, Inc., whose address is 2101 N.W. Boca Raton Blvd, Suite 1, Boca Raton, FL 33431 = ADDRESS?.

Item 2. Identity and Background
(a) – (c)
This Schedule 13D is filed by Jalal Alghani (the “Reporting Person”), an individual whose address is 21118 Crystal Greens Drive, Katy, TX  77450.  Mr. Alghani is the CFO, a Director, and a Control Shareholder of the Issuer.

(d) – (e)
During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration
Mr. Alghani used personal funds to acquire the stock.  His shares were acquired as a part of a stock purchase agreement whereby a group of investors acquired 96.5% of the Issuer for an aggregate of $175,000, plus an additional $325,00 for acquisition expenses, which include legal fees, accounting expenses and administrative expenses with the total transaction cost of $500,000.

Item 4. Purpose of Transaction In connection with the transaction, the Reporting Person acquired the Issuer Common Stock as an investment.
(a)
The Reporting Person is not aware of any plans or proposals that relate to or could result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer other than as described in a private offering memorandum currently outstanding, a copy of which Form D has been filed with the Securities and Exchange Commission.

(b)
The Reporting Person is aware that the Issuer may undertake a merger or reorganization, which would result in an extraordinary corporate transaction.   The Issuer’s intent is that it hopes to maximize its stockholders’ equity in the Issuer.

(c)	The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.
(d)	The Reporting Person is aware that the Issuer may appoint additional directors in order to be in compliance with federal and state securities and other rules and regulations.
(e)	The Reporting Person is aware of that the Issuer may contemplate a reverse stock split of its outstanding common stock.
(f)
The Reporting Person is aware that because the Issuer is currently exploring potential acquisitions and joint ventures that may be considered material changes in the Issuer’s business or corporate structure.

(g)
The Reporting Person is not aware of any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition or control of the Issuer by any person.

(h)
The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.   The Reporting Person is aware that the Issuer’s common stock currently trades on the “Over The Counter Bulletin Board.”

(i)	The Reporting Person is not aware of any reason whereby the equity securities of the Issuer could become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
(j)	(j) The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer
(a) – (b)	The reporting person has acquired 3,200,000 (10.8) shares of common stock of Energy Holdings International, Inc. The reporting person has sole power to vote and dispose of the 3,200,000 shares.
(c)	The reporting person acquired the shares on or about September 14, 2009 as part of an acquisition by a group of investors of 96.5% of the outstanding capital stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issues There are no applicable contracts, arrangements, understandings or relationships.

Item 7. Material to be Filed as Exhibits

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:	September 25, 2009
Signature	/Jalal Alghani/
Name:	Jalal Alghani

End of Filing